Exhibit 99.1

Hexindai Announces Appointment of Chief Marketing Officer

BEIJING, May 30, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced it has appointed Mr. Zecheng Wang as Chief Marketing Officer.

Mr. Wang has more than 13 years of marketing and branding experience with internet technology and ecommerce companies, as well as in the fast-moving consumer goods industry. Prior to joining Hexindai, Mr. Wang was the Vice President and General Manager of the Marketing Department at Yi Cheng Yi Jia Internet Technology Company Limited, a wholly-owned subsidiary of ENN Group (HKSE: 2688), from 2017 to 2018. From 2015 to 2016, Mr. Wang was the founder and CEO at Beijing Shuangci Information Technology Company Limited, a B2B distribution platform for the food and beverage industry. From 2013 to 2015, Mr. Wang worked for Tmall, a core subsidiary of Alibaba Group (NYSE: BABA). Prior to that, Mr. Wang worked for JD.com, Inc. (NASDAQ: JD), China Mengniu Diary Company Limited (SEHK: 2319), and Red Bull Vitamin Drink Co., Ltd. Mr. Wang holds a Master of Business Administration degree from Peking University and a bachelor’s degree in public administration from Wuhan University.

“I am very pleased to welcome Zecheng to Hexindai’s senior management team,” commented Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “Zecheng’s extensive track record and proven marketing and technology leadership experience will make him a valuable addition. I look forward to working closely with him going forward to further increase trust in our platform and strengthen our brand equity.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capabilities combining its online platform with an extensive offline network, and an advanced risk management system which is further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, Hexindai supports a higher customer satisfaction rate and has experienced rapid growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang
Tel: +86 10 5370 9902 ext. 849
Email: ir@hexindai.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com